Ms. Cicely D. Luckey
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E. Washington, DC 20549
Mail Stop 4561

RE:	Responses to the second round of comments received from the Staff of the Commission with respect to AmREIT’s Form 10-K for Fiscal Year Ended December 31, 2004 and Form 10-Q for Fiscal Quarter Ended March 31, 2005, File No. 0-28374
Dear Ms. Luckey:
     This letter sets forth the response of AmREIT to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated October 28, 2005 (the “Second Comment Letter”) with respect to the above-referenced filings on Forms 10-K and
10-Q.
     We have set forth below, in boldface type, the text of each comment in the Second Comment Letter (numbered in accordance therewith) followed by our responses thereto.
Item 6 — Selected Financial Data, page 16
1.	We have considered your response to our previous comment one and continue to believe that adjusting FFO for impairment losses is not consistent with Item 10(e) of Regulation S-K. Please revise accordingly in future filings.
In response to the Staff’s comment, in future filings, we will revise our calculation of adjusted funds from operations and will not be adjusting for impairment losses to comply with your request.
2.	As it relates to your presentation of deferred merger charges, we note that while it was a single event that gave rise to the charge, the impact to the financial statements has been recurring. However, if you choose to adjust FFO for this amount going forward on the basis that the impact will disappear in future filings, then you should include these representations in your document. Further, you should provide robust disclosure addressing the following:
•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business.

•	The economic substance behind management’s decision to use the measure;

•	The material limitations associated with the use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure.

•	The manner in which management compensates for these limitations when using the non-GAAP financial measure; and the substantive reason why management believes the non-GAAP financial measure provides useful information to investors.
We do believe that the impact of the deferred merger charges will disappear in future filings. Therefore, in our future annual filings with the Commission where we present adjusted funds from operations, we will include such a representation along with the disclosures requested by the Staff.
Note 2 — Summary of Significant Accounting Policies
Revenue Recognition, page F-9
3.	We have read your response to our previous comment three and request additional information regarding your accounting treatment for commission revenue. Specifically advise us why you believe commission revenue should not be eliminated in consolidation in situations where your wholly-owned subsidiary generates revenue from sales of your common stock. Tell us the amount of commission revenue recognized from the sales of AmREIT stock in comparison to commission revenue generated from broker-dealer transactions with your unconsolidated affiliates. Please advise us of the accounting literature you relied upon.
By way of background, our business structure consists of a portfolio of irreplaceable corners, a real estate operating and development subsidiary, a wholesale securities subsidiary and a retail partnership subsidiary.
The wholesale securities business, AmREIT Securities Company (“ASC”) is an NASD registered broker dealer and is an operating subsidiary incorporated through a Taxable REIT Subsidiary. ASC raises capital directly for AmREIT through publicly registered, non-traded shares of AmREIT (for example, the Class D common shares) as well as limited partnership units (for example, AmREIT Monthly Income & Growth Fund III, Ltd.). The relationship between ASC as dealer manager and AmREIT as the issuer is governed by the offering Prospectus and the Dealer Manager Agreement.

The Estimated Use of Proceeds section of the Class D common share Prospectus identifies that 10.5% of the proceeds are public offering expenses including selling commissions and dealer manager fees. Also, there is an additional 1% that is considered Offering and Organizational expense (i.e. legal costs, registration fees, printing fees, etc.). AmREIT pays ASC the 10.5% and records the payment as an issuance cost. ASC records the payment as commission revenue, then records commission expense for the amount paid to the third-party selling broker dealer as well as the sales commission paid to the wholesaler. In addition, similar to underwriter expenses on an offering, ASC incurs various out-of-pocket expenses that get reimbursed through the 10.5% commission revenue.
With respect to the accounting treatment for commission revenue generated by our wholly-owned subsidiary from sales of our common stock, we believe that such revenue should not be eliminated in consolidation for two primary reasons:
1. Reflecting the revenues more appropriately reflects the operating activities of our securities business’ operations – Statement of Financial Accounting Concepts No. 6, Elements of Financial Statements, defines revenues as follows:
“Revenues are inflows or other enhancements of assets of an entity or settlements of its liabilities (or a combination of both) from delivering or producing goods, rendering services or other activities that constitute the entity’s ongoing major or central operations.”
ASC is a full service operating subsidiary, and its activities, along with our retail partnership business, together represent one of the three segments of our operations. We therefore believe that to reflect all of the revenues and costs of the securities business is the most appropriate presentation which allows the reader to assess the performance of the business.
2. The revenues are generated by a transaction with a third party that is performed at arms length — The transaction that generates the securities commission is initiated by a third party in that the earnings process starts with an investor purchasing a security. Additionally, as discussed above, the amount of the commission earned is governed by the Prospectus, the legal document accepted by the investor as part of their investment decision. We further believe that the commission rate as set forth by the prospectus approximates market for similar types of non-traded offerings. Although the services that ASC is performing benefit AmREIT as well as the investor, the third-party is paying for such services.
The purpose of intercompany eliminations is to remove from the financial statements (or disclose as appropriate in them) those transactions that are initiated between members of a consolidated group. We believe that the rules were designed to keep companies from artificially generating revenues (and potentially margin) through the ‘manufacture’ of transactions with another party that might be prevented from pursuing its own separate interests. For example, in the absence of these rules, a car manufacturer could arbitrarily generate profits by selling its cars to its wholly-owned car dealer at a mark-up. The transaction between AmREIT and ASC can be distinguished from this type of intercompany, non-arm-length transaction in that our commission revenues are the result of arms-length transactions consummated with a third party.
Following are commission revenues recognized from sales of AmREIT stock and of retail partnership units ($ in 000’s):

	2005		2004
	REIT	RP/S	REIT	RP/S
1st Quarter	2,123	—	1,677	228
2nd Quarter	3,403	270	1,083	565
3rd Quarter	3,668	241	518	1,262
4th Quarter	—	—	1,635	688

YTD	9,194	511	4,913	2,743

If we were to eliminate the commission revenues, the other side of the entry would be to eliminate Issuance Costs (contra-equity) at the REIT level. As a result of this adjustment, there would be no commission revenues recognized on sales of REIT shares; however, costs to issue such shares that have been expensed in ASC’s statement of operations would then need to be recorded as contra-equity at the REIT level. The result to net income and earnings per share would be unchanged as certain revenues would be eliminated against issuance costs, and certain expenses would then be recorded as issuance costs to appropriately reflect the nature of the activity. We believe that the financial statements comply with generally accepted accounting principles and properly reflect the operations of our business as currently presented.
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We appreciated the Staff’s time in reviewing our aforementioned filings and in its careful consideration of our responses. You may contact Chad Braun at (713) 860-4924 or Brett Treadwell, Vice President — Finance, at (713) 860-4956 with any questions.
Sincerely,
/s/ Chad C. Braun
Chad C. Braun
Chief Financial Officer